CONFIDENTIAL
TREATMENT
REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING JANUARY 1, 2024 AND ENDING DECEMBER 31, 2024
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PLAN B INVESTMETNS, INC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13770 CENTER STREET SUITE 206
                                      (No. and Street)

CARMEL VALLEY	CA	93924
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARTIN P O'MALLEY, JR.	818-859-7300	MPO@PLANBII.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
                              (Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Martin P. O'Malley, Jr. _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PLAN B INVESTMENTS, INC _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Certificate

MMZ

Signature: M+PO'MII

Title: _____
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

_____   _____
Signature of Document Signer No. 1   _Signature of Document Signer No. 2 (if any)_

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __Monterey__



Place Notary Seal and/or Stamp Above

MIRANDA MARTINEZ-ZEPEDA
Notary Public - California
Monterey County
Commission # 2467381
My Comm. Expires Oct 20, 2027

Subscribed and sworn to (or affirmed) before me

on this __7__ day of __March__, 20__25__,
by   _Date_   _Month_   _Year_

(1) __Martin P. O'Malley Jr.__

(and 2) _____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
Signature of Notary Public

─────── OPTIONAL ───────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Plan B Investments, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2024



100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Plan B Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plan B Investments, Inc. as of December 31, 2024, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plan B Investments, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan B Investments, Inc.'s management. Our responsibility is to express an opinion on Plan B Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plan B Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Plan B Investments, Inc.'s financial statements. The supplemental information is the responsibility of Plan B Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Plan B Investments, Inc.'s auditor since 2019.

Maitland, Florida

March 21, 2025


Plan B Investments, Inc.
Statement of Financial Condition
December 31, 2024


Assets

Cash	$84,863
Accounts receivable	37,621
Property and equipment, at cost, net of	
Accumulated depreciation of $9,601	0
Prepaid Expenses	3,929
Undeposited Funds	12
Security Deposits	160
Direct Deposit Payable	6,075
Total Assets	**$132,660**

Liabilities and Shareholder's Equity

Liabilities

Accounts payable and accrued expenses	$853
Credit Card Payable	3,818
Payroll Liabilities	243
Total liabilities	4,914

Shareholder's equity

Common stock -authorized, issued and outstanding	
1,000 shares without value per share	25,000
Contributed Capital	11,182
Retained earnings	91,564
Total shareholder's equity	127,746
Total liabilities and shareholder's equity	**$132,660**


See Accompanying Notes to Financial Statements


Plan B Investments, Inc.
Statement of Income
For the Year Ended December 31, 2024

Revenues

Mutual Funds, Insurance and Distribution Fees	$182,984
RIA income	200,969
Other Income	995
Interest Income	1,029
Total revenue	**385,977**

Expenses

Advertising/Promotions	25,772
Auto Expense	8,576
Consulting Fees	33,250
Dues and Subscriptions	1,244
Equipment Lease/Repairs	154
Insurance	7,614
License & Permits	2,830
Office Supplies & Expenses	9,160
Payroll Expense	191,750
Payroll Tax Expense	15,220
Postage & Delivery	3,375
Professional Fees	16,358
Rent/Utilities	14,204
Telephone	8,363
Travel & Entertainment	10,008
Total expenses	**347,878**
Net income before income tax provision	38,099
Income tax provision	(865)
Net Income	**$37,234**

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2024

	Common Stock	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2023	$25,000	$65,513	$90,513
Capital Distribution		$0	$0
Net Income		$37,234	$37,234
Balance, December 31, 2024	$25,000	$102,747	$127,747


Plan B Investments, Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2024


Cash flows from operating activities:	
Net Income	$37,234
Depreciation Expense	0
Adjustments to reconcile net income (loss) to	
net cash provided by operating activities:	
Increase in accounts receivable	(10,491)
Decrease in prepaid expenses	46
Decrease in accounts payable	(4,004)
Decrease in credit card payable	(13,279)
Increase in payroll liability	160
Increase Direct Deposit Payable	(258)
Net cash provided by operating activities:	9,408
Cash flows from investing activities:	0
Cash flows from financing activities:	0
Capital Distribution	0
Net cash used by financing activities	0
Net increase in cash	9,408
Cash at beginning of year	75,455
Cash at end of year	$84,863

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Cash paid for income taxes	865
Interest income	1,029


See Accompanying Notes to Financial Statements


Note 1 – Organization and Nature of Business

Plan B Investments, Inc. (the "Company") was incorporated in the State of California on September 23, 2004. On October 28, 2005, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment advisory services, and to sell mutual funds, and variable annuities.

The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 for form the Financial Industry Regulatory Agency ("FINRA"). The Company is headquartered in Carmel Valley, California. The Company is engaged in a singe line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory, fee-based financial planning and insurance.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition -Revenue from contracts with customers includes advisory fees and mutual fund, insurance and distribution income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices

Revenue Recognition (continued)

where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2 – Significant Accounting Policies (continued)

Commissions on the sale of mutual funds, insurance and distribution fees are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The company enters into arrangements with managed accounts or other pooled investment Vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contigent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amount are recognized on the trade date and variable amounts are recongnized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activites are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior period.

RIA Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided on other periods.

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Income Taxes - Continued

Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2024, the Company had net capital of $86,024, which was $81,024 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness of ($4,914) to net capital was (5.71%).

Note 4 -- Income Taxes

As discussed in the Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2024, the Company recorded the minimum franchise tax of $800.

Note 5 - Lease

The company lease is now month to month effective July 1, 2023 at a monthly cost of $800.
The company also leases an outside office space on a month to month basis. The Company has elected not to apply the recognation requirements of Topic 843 relating to it's short term office lease and instead has elected to recognize the lease payments as a lease cost on a straight line basis over the lease term. The lease cost is $10,647 relating to the office lease for the year ended December 31,2024.

Note 6 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory, fee-based financial planning and life insurance. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionaly, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7 - Commitments and Contingencies
The Company does not have any commitments or contingencies for year ending December 31, 2024.

Note 7 – Subsequent Events

Management has reviewed the results of operations through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 8 - Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable as of December 31, 2023 and 2024 of $27,131 and $37,621 respectively.

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2024

Computation of Net Capital

Total ownership equity from statement of financial condition	127,746
Less: Nonallowable assets	(41,722)
Net Capital	86,024

Computation of Net Capital Requirements

Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	1,081
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	81,024
Excess net capital at 4914% (net capital less 10% of aggregate indebtedness) or 120% of minimum net capital	6,000

Computation of Aggregate Indebtedness

Total liabilities	4,914
Percentage of aggregate indebtedness to net capital	5.71%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	N/A

Note: There are no material differences between the proceeding computation and the Company's corresponding unaudited Form X-17A-5 Part IIA as of December 31, 2024.

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Schedule II
Computation for Determination of Reserve Requirements and Information
Related to Possession and Control Requirements Pursuant To Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2024

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issues by SEC staff. In order to avail of this option, the Company has represented that it does not, and will not, hold customer funds or securities.



100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Plan B Investments, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Plan B Investments, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment companies, variable products, advisory services and Reg D private placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plan B Investments, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plan B Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 21, 2025

Plan B INVESTMENTS, INC.

Plan B Investments, Inc.'s
Exemption Report

Plan B Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment companies, variable products, advisory services and Reg D private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plan B Investments, Inc.

I, Martin P. O'Malley, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

March 6, 2025

MAILING ADDRESS
PO Box 669
Carmel Valley, CA 93924

OFFICE ADDRESS
13770 Center St. Suite 206
Carmel Valley, CA 93924

STAY CONNECTED
MPO@planbii.com
www.planbii.com

PHONE
Toll-Free: (888) 511-4611
Fax Number: (866) 323-4538

Member FINRA, SIPC, Registered Investment Advisor CA Ins. Lic. #0760229
Insurance products offered PBII Insurance Agency CA Lic. #0E97530